October 8, 2009

Via EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”)
File Nos. 333-155395, 811-22250

Dear Mr. Thompson:

In a September 3, 2009 telephone conversation with me, you communicated the Securities and Exchange Commission staff’s (the “Staff”) comments on Post-Effective Amendment No. 2 (“PEA 2”) to the registration statement under the Securities Act of 1933, as amended, and Amendment No. 4 to the registration statement under the Investment Company Act of 1940, as amended, of the Registrant, as filed on July 22, 2009, to register the PIMCO 0-1 Year U.S. Treasury Index Fund and 20+ Year Zero Coupon U.S. Treasury Index Fund, each a new series of the Registrant (each a “Fund,” collectively the “Funds”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectus

Comment 1: The staff continues to review this filing against the current exemptive order to ensure that the prospectus and SAI disclosure is consistent with the terms of the exemptive order. The staff may provide additional comments to the filing upon completion of such review.

Response: Comment acknowledged.

Comment 2: With regard to the “Principal Investments and Strategies” section of the Fund Summary relating to the PIMCO 20+ Year Zero Coupon U.S. Treasury Index Fund, the second paragraph states that securities of the Underlying Index must be created from the principal component of underlying U.S. Treasury bonds having a remaining term to final maturity as of the rebalancing date “of at least 20 years.” As the name of the Fund contains “20+ Year,” please revise this disclosure to indicate that the securities of the Underlying Index have a remaining term to final maturity “in excess of 20 years” or otherwise explain why the current disclosure is consistent with the Fund’s name.

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Brion R. Thompson October 8, 2009 Page 2

Response: The Registrant believes that “20+ Year” is commonly understood by investors, and the public at large, to mean twenty years or more than twenty years. Therefore, the Registrant does not believe that it is necessary to read “20+ Year” as meaning “in excess of 20 years” only. The “at least 20 years” disclosure cited by the Staff is found in the Underlying Index provider’s proprietary description of the Underlying Index. The Registrant has modified the language to read “20 years or more remaining term to final maturity” in the Fund’s definitive prospectus in order to describe the composition of the Underlying Index to investors as clearly as possible. Accordingly, the Registrant believes the use of “20+ Year” in the Fund’s name is not materially deceptive or misleading to investors as “20+ Year” is consistent with the remaining term to final maturity of securities comprising the Fund’s Underlying Index.

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In addition to these comments, you requested that the Registrant make certain representations concerning PEA 2 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng

EXHIBIT

PIMCO ETF Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

October 8, 2009

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”) (File Nos. 333-155395, 811-22250)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 4 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on July 22, 2009 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow

Vice President

cc:	Douglas P. Dick

Adam T. Teufel

J. Stephen King, Jr.

Joshua D. Ratner

Audrey L. Cheng